Delisting Determination, The Nasdaq Stock Market, LLC, January 25, 2022, Odonate Therapeutics, Inc.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the common stock of Odonate Therapeutics, Inc. (the Company), effective at the opening of the trading session on February 4, 2022.
Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5101. The Company was notified of the Staff determination on January 6, 2022. The Company did not appeal the Staff determination to the Hearings Panel. The Company securities were suspended on January 18, 2022. The Staff determination to delist the Company common stock became final on January 18, 2022.